Phillip DePaul

Senior Vice President and Chief Accounting Officer

T 630 864 5010   F 630 864 4526

PhillipDePaul@OfficeMax.com

August 27, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Subject:

OfficeMax Incorporated

Form 10-K for the Fiscal Year Ended December 30, 2006

Form 10-Q for the Quarterly Period Ended March 31, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007

File No. 001-05057

Dear Mr. Krikorian:

On behalf of OfficeMax Incorporated, a Delaware corporation (the “Company,” “we,” or “us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated August 13, 2007.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 17

1.                                      Your response to prior comment number 1 states, in part, that you “will ensure any future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K, and continue to consider the guidance set forth in the FAQ.”  Please address the following comments with respect to your disclosure requirements.

•                  Revise future filings to provide a reconciliation by schedule for each non-GAAP measure presented in your filing pursuant to Item 10(e)(i)(B) of Regulation S-K.  It is our understanding that you are currently providing a reconciliation by an other clearly understandable method.  However, when your non-GAAP measures include multiple reconciling items, you should provide a reconciliation by schedule to ensure the investor can clearly understand the reconciliation.  For example, your non-GAAP income from continuing operations disclosure for fiscal year 2005 on page 21 of your Form 10-K for the fiscal year ended December 31, 2006 list five reconciling items from your GAAP measure.  In order to ensure this measure is clearly understandable, you should provide a reconciliation by schedule.

Response:  Agreed.  We will revise future filings to provide a reconciliation by schedule for each non-GAAP measure that includes multiple reconciling items.

•                  Revise future filings to identify each of your non-GAAP financial measures and appropriately describe them as non-GAAP measures.  In this respect, you should not use titles or descriptions that are the same as, or confusingly similar, to titles or descriptions used for GAAP financial measures pursuant to Item 10(e)(i)(B) of Regulation S-K.  For example your disclosure on page 21 uses the title of “income from continuing operations” when referring to a non-GAAP financial measure, which is the same description used for GAAP financial measures.

Response:  Agreed.  We will clearly identify non-GAAP financial measures in future filings.

•                  Please clarify how you have considered the disclosure guidance in Question 8 of the non-GAAP FAQ.  In this respect, it does not appear that you have disclosed, the economic substance behind management’s decision to use the non-GAAP financial measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and the manner in which management compensates for these limitations when using the non-GAAP financial measure.  Please revise future filings to provide this disclosure or clarify why you do not believe that such disclosure is applicable.

Response:

Answer 8 of the non-GAAP FAQ (“Answer 8”) states “Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances…inclusion of such a measure may be misleading absent the following disclosure: (i) the manner in which management uses the non-GAAP measure to conduct or evaluate its business; (ii) the economic substance behind management’s decision to use such a measure; (iii) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; (iv) the manner in which management compensates for these limitations when using the non-GAAP financial measure; and (v) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors” (emphasis added).

In our annual report on Form 10-K for the year ended December 30, 2006, we used non-GAAP financial measures in our discussion and analysis of: 1) operating expenses, including general and administrative and other expenses; 2) operating income (loss); and 3) income (loss) from continuing operations.  These non-GAAP financial measures were calculated by excluding certain gains and losses and other items from the corresponding

GAAP measure.  We believe that all gains, losses and other items excluded are non-recurring.  As a result, we considered the additional disclosure required under Answer 8 when a non-GAAP financial measure that eliminates a recurring item or items is used and determined that it was not required.

Nevertheless, we believe that providing such additional disclosures, regardless of whether the items eliminated from the comparable GAAP measures are recurring or non-recurring, might be beneficial to the readers of our financial statements and thus, we will include disclosure of the economic substance behind management’s decision to use the non-GAAP financial measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and the manner in which management compensates for these limitations when using the non-GAAP financial measure in future filings.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (630) 864-5010, or Susan Wagner-Fleming, Vice President and Associate General Counsel at (630) 864-5060.

Sincerely,

/s/ Phillip DePaul

Phillip DePaul